UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25
                                                               SEC FILE NUMBER
                                                                   0-27683

                                                                CUSIP  NUMBER
                                                                    NONE

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  September  30,  2003
[  ]Transition  Report  on  Form  10-K
[  ]transition  Report  on  Form  20-F
[  ]Transition  Report  on  Form  11-K
[  ]Transition  Report  on  Form  10-Q
[  ]Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  September  30,  2003

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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 Nothing in this form shall construed to imply that the Commission has verified any information contained herein.
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If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:

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PART  I  --  REGISTRANT  INFORMATION


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Full  name  of  Registrant

AmeriVision  Communications,  Inc.
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Former  name  if  applicable


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Address  of  Principal  Executive  Office  (Street  and  Number)

5900  Mosteller  Drive,  Suite  1800
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City,  State  and  Zip  Code

Oklahoma  City,  OK  73112
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PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (see attached)


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Randall W. Muth                      405 600-3703
             ----------------              ------------------------------
                   (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the nine months ended September 30, 2003, the Company incurred a net loss of $418,621 compared to a net loss of $679,322 for the same period in 2002.

                        AmeriVision Communications, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November  17,  2003                 By/s/Randall W. Muth
---------------------------                  -----------------------------------
                                             Randall  W.  Muth

                            ATTACHMENT TO FORM 12b-25
                                       OF
                        AMERIVISION COMMUNICATIONS, INC.
                            DATED NOVEMBER 17, 2003



     During the period ended September 30, 2003, the registrant discovered that "universal service fees" payable had been understated on the Consolidated Balance Sheet and the Statement of Stockholder Deficiency as at December 31, 2002. The Federal Communications Commission sets the rate for these fees and requires a "true-up" each mid-year for the preceding year. Through an oversight, these fees and certain excise taxes were understated and upon restatement will enhance the registrant's liabilities as at December 31, 2002, by $483,000 and $103,000, respectively. Such restatement will be completed and included in the registrant's Form 10-Q for September 30, 2003, which will be filed within the extension date of Wednesday, November 19, 2003.